Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF NOVEMBER 3, 2020 DATE AND TIME: November 3, 2020, at 8:00 a.m. CHAIRMAN: José Caruso Cruz Henriques. QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council. RESOLUTION UNANIMOUSLY TAKEN: Following the examination of the Company’s financial statements for the period from January to September 2020, the Councilors resolved to draw up the following opinion: “After examining the Company’s financial statements for the period from January to September 2020 and verifying the accuracy of all the elements examined, taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period.” CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. (undersigned) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura and Eduardo Azevedo do Valle – Councilors. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations